Interim Consolidated Financial Statements

Consolidated Statements of Operations

	For the three months ended

	March 31	March 31	*
(unaudited, in millions of Canadian dollars, except for per share amounts)	2005	2004

Revenue
Premium income:
Annuities	$909	$1,204
Life insurance	1,419	1,461
Health insurance	612	589

	2,940	3,254
Net investment income	1,465	1,508
Fee income	714	776

	5,119	5,538

Policy Benefits and Expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	1,300	1,807
Annuity payments	367	375
Death and disability benefits	617	698
Health benefits	441	459
Policyholder dividends and interest on claims and deposits	279	281

	3,004	3,620
Net transfers to segregated funds	175	255
Increase (decrease) in actuarial liabilities	91	(170)
Commissions	426	483
Operating expenses	727	735
Premium taxes	44	46
Interest expense	65	67

	4,532	5,036

Income before Income Taxes and Non-controlling Interests	587	502
Income taxes	117	128
Non-controlling interests in net income of subsidiaries	6	4

Total Net Income	464	370
Less: Participating policyholders’ net income	4	5
Preferred shareholder dividends	2	–

Common Shareholders’ Net Income	$458	$365

Average exchange rates:
U.S. Dollars	1.23	1.32
U.K. Pounds	2.32	2.42

*	As restated for adoption of Consolidation of Variable Interest Entities, Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 (AcG 15) (Note 2)

Earnings per share (Note 4)
Basic	$0.77	$0.61
Diluted	$0.77	$0.61

Weighted average shares outstanding in millions (Note 4)
Basic	592	600
Diluted	595	603

The attached notes form part of these interim consolidated financial statements.

10     Sun Life Financial Inc.  |  First Quarter 2005

Interim Consolidated Financial Statements

Consolidated Balance Sheets

	As at

	March 31	December 31	*	March 31	*
(unaudited, in millions of Canadian dollars)	2005	2004		2004

Assets
Bonds	$66,080	$64,496		$66,820
Mortgages	13,999	13,862		13,516
Stocks	3,494	3,463		3,769
Real estate	3,155	3,148		3,109
Cash, cash equivalents and short-term securities	5,864	5,958		5,161
Policy loans and other invested assets	6,007	5,984		6,171

Invested assets	98,599	96,911		98,546
Goodwill	5,534	5,471		5,611
Intangible assets	770	751		760
Other assets	5,571	4,670		6,443

Total general fund assets	$110,474	$107,803		$111,360

Segregated funds net assets	$57,565	$56,564		$55,682

Liabilities and Equity
Actuarial liabilities and other policy liabilities	$76,683	$76,056		$77,997
Amounts on deposit	3,166	3,144		3,123
Deferred net realized gains	3,553	3,466		3,385
Other liabilities	10,411	9,072		10,581

Total general fund liabilities	93,813	91,738		95,086
Subordinated debt	1,465	1,462		1,734
Non-controlling interests in subsidiaries	171	188		174
Total equity	15,025	14,415		14,366

Total general fund liabilities and equity	$110,474	$107,803		$111,360

Segregated funds contract liabilities	$57,565	$56,564		$55,682

Exchange rate at balance sheet date:
U.S. Dollars	1.22	1.20		1.31
U.K. Pounds	2.28	2.32		2.39

*	As restated for adoption of AcG 15 (Note 2)

The attached notes form part of these interim consolidated financial statements.

Approved on behalf of the Board of Directors

Donald A. Stewart
Chief Executive Officer

Ronald W. Osborne
Director

First Quarter 2005  |  www.sunlife.com     11

Interim Consolidated Financial Statements

Consolidated Statements of Equity

			For the three months ended

	Participating		March 31	March 31 *
(unaudited, in millions of Canadian dollars)	Policyholders	Shareholders	2005	2004

Preferred Shares
Balance, beginning of period	$–	$–	$–	$–
Preferred shares issued (Note 8)	–	400	400	–
Issuance costs, net of taxes (Note 8)	–	(6)	(6)	–

Balance, end of period	–	394	394	–

Common Shares
Balance, beginning of period	–	7,238	7,238	7,289
Stock options exercised	–	27	27	24
Common shares purchased for cancellation (Note 3)	–	(50)	(50)	(3)

Balance, end of period	–	7,215	7,215	7,310

Contributed Surplus
Balance, beginning of period	–	70	70	76
Stock option compensation	–	2	2	4
Stock options exercised	–	(6)	(6)	(6)

Balance, end of period	–	66	66	74

Retained Earnings
Balance, beginning of period, as previously reported	85	8,116	8,201	7,284
Adjustment for change in accounting policy (Note 2)	–	3	3	4

Balance, beginning of period, as restated	85	8,119	8,204	7,288
Net income	4	460	464	370
Dividends on common shares	–	(142)	(142)	(126)
Dividends on preferred shares	–	(2)	(2)	–
Common shares purchased for cancellation (Note 3)	–	(111)	(111)	(5)

Balance, end of period	89	8,324	8,413	7,527

Currency Translation Account
Balance, beginning of period	(8)	(1,089)	(1,097)	(673)
Adjustment for foreign exchange gain (Note 10)	–	(53)	(53)	–
Changes for the period	–	87	87	128

Balance, end of period	(8)	(1,055)	(1,063)	(545)

Total equity	$81	$14,944	$15,025	$14,366

*	As restated for adoption of AcG 15 (Note 2)

The attached notes form part of these interim consolidated financial statements.

12     Sun Life Financial Inc.  |  First Quarter 2005

Interim Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows

	For the three months ended

	March 31	March 31 *
(unaudited, in millions of Canadian dollars)	2005	2004

Cash Flows Provided by (Used in) Operating Activities
Total net income	$464	$370
New mutual fund business acquisition costs capitalized	(27)	(30)
Redemption fees of mutual funds	13	18
Items not affecting cash	341	(304)

Net cash provided by operating activities	791	54

Cash Flows Provided by (Used in) Financing Activities
Borrowed funds	39	126
Issuance of preferred shares (Note 8)	400	–
Payments to underwriters (Note 8)	(9)	–
Issuance of common shares on exercise of stock options	21	18
Common shares purchased for cancellation (Note 3)	(161)	(8)
Dividends paid on common shares	(142)	(126)

Net cash provided by financing activities	148	10

Cash Flows Provided by (Used in) Investing Activities
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	7,638	11,317
Purchases of bonds, mortgages, stocks and real estate	(8,622)	(11,137)
Policy loans	(14)	13
Short-term securities	337	18
Other investments	(49)	(73)

Net cash provided by (used in) investing activities	(710)	138

Changes due to fluctuations in exchange rates	(16)	9

Increase in cash and cash equivalents	213	211
Cash and cash equivalents, beginning of period	3,748	3,175

Cash and cash equivalents, end of period	3,961	3,386
Short-term securities, end of period	1,903	1,775

Cash, cash equivalents and short-term securities, end of period	$5,864	$5,161

Supplementary Information
Cash and cash equivalents:
Cash	$467	$282
Cash equivalents	3,494	3,104

	$3,961	$3,386

Cash disbursements made for:
Interest on borrowed funds and subordinated debt	$4	$2

Income taxes, net of refunds	$89	$(8)

*	As restated for adoption of AcG 15 (Note 2)

The attached notes form part of these interim consolidated financial statements.

First Quarter 2005  |  www.sunlife.com     13

Interim Consolidated Financial Statements

Consolidated Statements of Changes in Segregated Funds Net Assets

	For the three months ended

	March 31	March 31
(unaudited, in millions of Canadian dollars)	2005	2004

Additions to Segregated Funds
Deposits:
Annuities	$2,188	$1,761
Life insurance	77	91

	2,265	1,852
Net transfers from general funds	175	255
Net realized and unrealized gains	80	709
Other investment income	213	209

	2,733	3,025

Deductions from Segregated Funds
Payments to policyholders and their beneficiaries	1,836	1,891
Management fees	161	154
Taxes and other expenses	33	47
Effect of changes in currency exchange rates	(298)	(663)

	1,732	1,429

Net additions to segregated funds for the period	1,001	1,596
Segregated funds net assets, beginning of period	56,564	54,086

Segregated funds net assets, end of period	$57,565	$55,682

Consolidated Statements of Segregated Funds Net Assets

	As at

	March 31	December 31	March 31
(unaudited, in millions of Canadian dollars)	2005	2004	2004

Assets
Segregated and mutual fund units	$44,274	$43,589	$43,272
Stocks	7,298	7,082	6,834
Bonds	5,693	5,600	5,437
Cash, cash equivalents and short-term securities	1,616	961	853
Real estate	164	159	148
Mortgages	56	61	77
Other assets	2,755	716	1,140

	61,856	58,168	57,761

Liabilities	4,291	1,604	2,079

Net assets attributable to segregated funds policyholders	$57,565	$56,564	$55,682

The attached notes form part of these interim consolidated financial statements.

14     Sun Life Financial Inc.  |  First Quarter 2005

Condensed Notes to the Interim Consolidated Financial Statements

(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)

1.   Basis of Presentation

Sun Life Financial Inc. together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp., are collectively referred to as “Sun Life Financial” or “the Company”. On January 4, 2005, Sun Life Assurance completed a reorganization under which most of its asset management businesses in Canada and the U.S. were transferred to a newly incorporated subsidiary of Sun Life Financial Inc., Sun Life Financial Corp. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2004 annual consolidated financial statements, except as described in Note 2. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.

2.   Changes in Accounting Policies

Consolidation of Variable Interest Entities: The Company adopted Consolidation of Variable Interest Entities, CICA Handbook Accounting Guideline 15 (AcG 15), on January 1, 2005. This change in accounting policy was applied retroactively and prior period financial statements have been restated accordingly. This Guideline provides guidance for application of consolidation principles to those entities defined as variable interest entities (VIEs). VIEs are entities in which equity investors do not have a controlling financial interest or where the equity invested is considered insufficient to finance the entity’s activities without additional subordinated financial support. Under this Guideline, the Company is required to consolidate those VIEs where the Company is exposed to a majority of expected losses, benefits from a majority of expected residual returns, or both.

The following is a summary of the impact of this Guideline for the major categories of VIEs that the Company is involved with.

Sun Life ExchangEable Capital Securities (SLEECS):

Sun Life Capital Trust (the Trust) issued SLEECS of $1,150 to third-party investors. The Company issued a debenture of $1,200 to the Trust and holds an investment of $2 in Special Trust Securities in the Trust. The Trust was determined to be a VIE in which the Company did not have a controlling financial interest. As a result, the Company deconsolidated $1,150 of non-controlling interest in subsidiaries, recorded the $1,200 debenture payable in other liabilities, increased opening retained earnings by $4 and increased other assets by $54 on the interim consolidated balance sheets as at January 1, 2004. The deconsolidation of the Trust resulted in a reduction in net income of $1 for the three months ended March 31, 2005 ($1 for the three months ended March 31, 2004). The debenture will continue to qualify as capital for Canadian regulatory purposes up to the amount of the SLEECS issued of $1,150.

Cumulative Capital Securities (Securities):

On May 6, 1997, Sun Life of Canada (U.S.) Capital Trust I (Capital Trust), a Delaware statutory business trust of the Company, issued US$600 of 8.53% Securities. The Capital Trust was determined to be a VIE in which the Company did not have a controlling financial interest. As a result, the Company deconsolidated the Capital Trust and accordingly reclassified the US$600 ($774) from subordinated debt to other liabilities as at January 1, 2004. The deconsolidation of the Capital Trust did not have an impact on net income for the three months ended March 31, 2005 and March 31, 2004. The amount included in other liabilities will continue to qualify as capital for Canadian regulatory purposes.

Other Variable Interest Entities:

The Company has a greater than 20% involvement in 20 VIEs. The Company is a creditor in 11 trusts, four limited partnerships, two limited liability companies and three special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, retail stores and equipment. The Company’s maximum exposure to loss related to all of these investments is $172, which is the carrying amount of these assets. The notes in these VIEs mature between August 2005 and December 2035.

Financial Instruments – Disclosure and Presentation: The Company adopted the amendments to the accounting requirements in CICA Handbook Section 3860, Financial Instruments – Disclosure and Presentation, on January 1, 2005. Securities issued by the Company that give the Company an unrestricted obligation to settle the principal amount in cash or in the equivalent value of its own shares, must be classified as debt. This change in accounting policy did not have a material impact on these interim consolidated financial statements.

First Quarter 2005  |  www.sunlife.com     15

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)

3.   Normal Course Issuer Bid and Cancellation of Common Shares

On January 6, 2005, the Company announced the renewal of its normal course issuer bid to purchase, for cancellation, through the Toronto Stock Exchange (the Exchange) up to 30 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. This normal course issuer bid covers the period from January 12, 2005 to January 11, 2006. Purchases will be executed on the Exchange at the prevailing market price in amounts and times determined by the Company. The Company will make no purchases of common shares other than open-market purchases. In 2004, the Company announced a similar normal course issuer bid that covered the period from January 12, 2004 to January 11, 2005. In the first quarter of 2005, the Company purchased under these plans approximately 4 million of its common shares at an average price of $39.48 per share for a total amount of $161. Of this amount, purchases of approximately $6 were not cancelled until April 2005. An additional $11 were subscribed for, but not settled, at March 31, 2005.

4.   Earnings Per Share

Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	For the three months ended

	March 31	March 31	*
	2005	2004

Common shareholders’ net income	$458	$365
Less: Effect of stock options of subsidiaries(1)	1	–

Common shareholders’ net income on a diluted basis	$457	$365

Weighted average number of shares outstanding for basic earnings per share (in millions)	592	600
Add: Adjustments relating to the dilutive impact of stock options(1)	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	595	603

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that unrecognized compensation, as well as any proceeds from the exercise of the options, would be used to purchase common shares at the average market prices during the period.
*	As restated for adoption of AcG 15 (Note 2)

5.   Segmented Information

Effective January 1, 2005, the Company realigned certain of its reportable segments whereby the reinsurance business unit previously included in the SLF Canada segment, and the United Kingdom business, are now reported as part of the Corporate segment (formerly Corporate Capital). The change reflects the ongoing evolution of the business of the Company and does not impact the consolidated results. The prior period results and assets by segment presented in this note reflect this realignment.

The Company has five reportable segments: SLF Canada, SLF United States, MFS Investment Management (MFS), SLF Asia, and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. They derive their revenues principally from mutual funds, investment management and annuities, life and health insurance and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.

Corporate includes the Company’s reinsurance operations, both ongoing and run-off, the United Kingdom operations, and those other operations for which management responsibility resides in head office. Total net income (loss) in this category is shown net of certain expenses borne centrally.

Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three months ended March 31, 2005, consists of interest of $55 ($98 in 2004) and fee income of $12 ($12 in 2004).

The results of the segments’ operations are discussed in the Management’s Discussion and Analysis.

	Results and assets by segment for the three months ended March 31, 2005

		United States
						Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,146	$1,889	$407	$214	$530	$(67)	$5,119

Total net income	$248	$82	$46	$6	$82	$–	$464

Assets
General fund assets	$51,222	$41,697	$816	$2,523	$15,073	$(857)	$110,474
Segregated funds net assets	$25,414	$24,994	$–	$51	$7,106	$–	$57,565

16     Sun Life Financial Inc.  |  First Quarter 2005

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)

	Results and assets by segment for the three months ended March 31, 2004*

		United States
						Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,141	$2,349	$450	$158	$550	$(110)	$5,538

Total net income (loss)	$235	$97	$(13)	$7	$44	$–	$370

Assets
General fund assets	$50,496	$41,672	$1,094	$2,150	$16,416	$(468)	$111,360
Segregated funds net assets	$23,672	$25,447	$–	$16	$6,547	$–	$55,682

*	As restated for adoption of AcG 15 (Note 2)

6.   Changes in Actuarial Liabilities

Changes in actuarial liabilities for the three months ended March 31, 2005, and March 31, 2004, are as follows:

	2005	2004

Actuarial liabilities, January 1	$74,258	$75,324
Increase (decrease) in actuarial liabilities	91	(170)

Actuarial liabilities before the following:	74,349	75,154
Other	53	(99)
Effect of changes in currency exchange rates	441	818

Actuarial liabilities, March 31	74,843	75,873
Add: other policy liabilities	1,840	2,124

Actuarial liabilities and other policy liabilities, March 31	$76,683	$77,997

7.   Pension Plans and Other Post-Retirement Benefits

	For the three months ended

	March 31	March 31
	2005	2004

Pension benefit cost (income)	$3	$3
Other post-retirement benefit cost	$6	$6

8.   Significant Capital Transaction

On February 25, 2005, Sun Life Financial Inc. issued $400 million of Class A Non-Cumulative Preferred Shares, Series 1 (the Preferred Shares) at $25 per share, under a prospectus dated February 17, 2005. Holders are entitled to receive a non-cumulative quarterly dividend of $0.297 per share, yielding 4.75% annually. The initial dividend, if declared, will be payable on June 30, 2005, and will be $0.407 per share. Underwriting commissions of $6 (net of taxes of $3) were deducted from preferred shares in the interim consolidated statements of equity. Subject to regulatory approval, on or after March 2010, the Company may redeem the Preferred Shares, in whole or in part at a declining premium.

On February 8, 2005, Sun Life Assurance announced that, subject to regulatory approval, its Board of Directors approved the redemption of its Non-Cumulative Redeemable Class E Preferred Shares, Series I, included in non-controlling interest, on June 30, 2005. These preferred shares will be redeemed at a price equal to $25 per share, together with declared but unpaid dividends.

9.   Commitments, Guarantees and Contingencies

LEGAL AND REGULATORY PROCEEDINGS

Sun Life Financial Inc. and its subsidiaries are co-operating with insurance and securities regulators and other government and self-regulatory agencies in Canada and the United States in their continuing investigations and examinations with respect to various issues, including market timing and late trading of mutual funds and variable insurance products, directed brokerage, revenue sharing, compensation and other arrangements with distributors and brokers, and recordkeeping requirements. No new regulatory proceedings have been commenced as a result of these investigations and examinations, but Sun Life Financial Inc. and certain of its SLF United States subsidiaries are engaged in discussions with the United States Securities and Exchange Commission that may lead to settled administrative actions involving those subsidiaries and a

First Quarter 2005  |  www.sunlife.com     17

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)

provision for the estimated losses for such matters has been made in the Corporate segment. While it is not possible to predict the final resolution of these discussions, management expects that the ultimate liability with respect to such matters will not be material to the consolidated financial condition of the Company.

Sun Life Financial Inc., MFS and certain of its subsidiaries, MFS Corporation Retirement Committee, various MFS funds, certain current and/or former Trustees of those MFS funds, and certain officers of MFS have been named as defendants in multiple lawsuits filed in the U.S. federal and state courts. The lawsuits variously have been commenced as class actions or individual actions on behalf of investors who purchased, held or redeemed shares of the MFS funds during specified periods, as class actions on behalf of participants in certain retirement plan accounts, or as derivative actions on behalf of MFS funds. The lawsuits relating to market timing and related matters have been transferred to, and consolidated before, the United States District Court for the District of Maryland, as part of a multi-district litigation of market timing and related claims involving several other fund complexes (In re Mutual Funds Investment Litigation (Alger, Columbia, Janus, MFS, One Group, Putnam, Allianz Dresdner), No.1:04-md-15863 (transfer began March 19, 2004)). The plaintiffs in these consolidated lawsuits generally seek injunctive relief including removal of the named Trustees, adviser and distributor, rescission of contracts and 12b-1 Plans, disgorgement of fees and profits, monetary damages, punitive damages, attorney’s fees and costs, and other equitable and declaratory relief. The market timing cases related to the MFS funds are Riggs v. MFS et al., Case No. 04-CV-01162-JFM (direct), Hammerslough v. MFS et al., Case No. 04-MD-01620 (derivative) and Anita Walker v. MFS et al., Case No. 1:04-CV-01758 (ERISA). Two lawsuits alleging improper brokerage allocation practices and excessive compensation are pending in the United States District Court for the District of Massachusetts (Forsythe v. Sun Life Financial Inc., et al., No. 04cv10584 (GAO) (a consolidated action); and Marcus Dumond, et al. v. Massachusetts Financial Servs. Co., et al., No. 04cv11458 (GAO) (May 4, 2004)). The plaintiffs in these lawsuits generally seek compensatory damages, punitive damages, recovery of fees, rescission of contracts, an accounting, restitution, declaratory relief, equitable and/or injunctive relief and attorney’s fees and costs. The various lawsuits generally allege that some or all of the defendants (i) permitted or acquiesced in market timing and/or late trading in some of the MFS funds and, inadequately disclosed MFS’ internal policies concerning market timing and such matters, (ii) received excessive compensation as fiduciaries to the MFS funds, or (iii) permitted or acquiesced in the improper use of fund assets by MFS to support the distribution of MFS fund shares and inadequately disclosed MFS’ use of fund assets in this manner. The actions assert that some or all of the defendants violated U.S. federal securities laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, the Employee Retirement Income Security Act of 1974, as well as fiduciary duties and other violations of common law. Additional lawsuits based upon similar allegations may be filed in the future. These actions are at an early stage and Sun Life Financial cannot predict their outcome with certainty and is accordingly unable to determine the potential impact that they may have on Sun Life Financial’s results of operations, financial position and cash flows.

Additional information concerning these and related matters is provided in Sun Life Financial Inc.’s Management’s Discussion and Analysis and Renewal Annual Information Form for the year ended December 31, 2004, and in its interim Management’s Discussion and Analysis.

PROVISIONS IN THE UNITED KINGDOM

The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with United Kingdom regulators with respect to these and other matters.

The Company has provisions for future costs and expenses relating to all reviews of past business sold in the United Kingdom, as components of both actuarial liabilities and other liabilities. At March 31, 2005, the combined provision was $95 ($117 in 2004).

10.   Foreign Exchange Gain

During the first quarter of 2005, the Company reduced its net investment in its United Kingdom self-sustaining foreign operation. The reduction was a result of a capital restructuring whereby the foreign operation repaid capital of 250 U.K. Pounds. A foreign exchange gain of $53, equivalent to the proportional amount of the foreign exchange gain accumulated in the currency translation account, was recognized in net investment income.

11.   Comparative Figures

Certain comparative figures have been restated to conform with the presentation adopted in 2005.

18     Sun Life Financial Inc.  |  First Quarter 2005